   Exhibit 99.3

Press Conference

Infosys-Press Call

October 13, 2021

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer and Whole-time Director

Nilanjan Roy

Chief Financial Officer

Rishi Basu (Emcee)

Corporate Communications

JOURNALISTS

Vinnii Motiwala

ET Now

Mugdha Variyar

CNBC-TV18

Harshada Sawant

CNBC Awaaz

Sajeet Manghat

BloombergQuint

Kushal Gupta

Zee Business

Chandra Ranganathan

Moneycontrol

Saritha Rai

Bloomberg

BD Narayankar

UNI

Romita Majumdar

The Economic Times

Malvika Maloo

EnterpriseStory

Shilpa Phadnis

The Times of India

Shivani Shinde

Business Standard

Sankalp Phartiyal

Reuters

Sai Ishwar

The Informist

Bismah Malik

Business Today

Arun Kalyanasundaram

TV9

Rishi Basu

A very good evening everyone and thank you for joining Infosys’ second quarter financial results. My name is Rishi, and on behalf of Infosys, I’d like to welcome you to our press conference. In true essence of a hybrid model, we are delighted to host some of our friends from media at our Bangalore campus while some are joining us virtually. All participants on ground are vaccinated and we are adhering to all COVID-19 protocols. Before we begin, allow me a moment to go over a few house rules. Friends from media who are here with us physically, when we announce you during the Q&A kindly press the button below the mic to ask your question and release the button thereafter. Our friends from media joining us virtually, you will be on mute by default through the press conference once we announce you kindly remember to unmute yourself. Our photojournalist friends kindly remain seated since this is a hybrid model, and we have video feeds all around. As always, we request one question from each media house so that we can accommodate everyone over the next hour. For those joining virtually, in case you get disconnected, kindly rejoin using the same link. With that, let me invite our Chief Executive Officer, Mr. Salil Parekh for his opening remarks. Over to you Salil.

Salil Parekh

Thanks, Rishi. Good afternoon and welcome back to the campus. I am really delighted that so many of you have been able to join us here in person. We are thrilled to be here on the campus and to start this new hybrid approach that we are working on and also thank you to all who are joining us remotely.

I am delighted to share with you another exceptional quarter from us. We have increased market share gain. We have demonstrated more and more trust with our clients. We are really seeing the strength of our digital and cloud capabilities. Our growth was 19.4% YoY in constant currency, 6.3% QoQ but it is even more assuring, and reassuring for us is that this growth is organic, and we are seeing this coming with all of our client work.

I would like to thank the entire 280,000 employees of Infosys for their incredible dedication to our clients and making the impact with work that they are doing.

On a YoY basis our growth was the fastest in the 11 years and builds on the strong growth that we already had last year at this time. Our growth has been accompanied by resilient operating margins at 23.6%. We delivered these margins while keeping at the forefront all of our focus on the employees, the compensation increases and the expansion of the benefits.

Our digital business grew at 42% and now it is 56% of our overall revenue and within digital, our cloud is growing even faster. Our Cobalt capabilities are especially resonating with our clients. Some other highlights, we had broad-based growth across all of our sectors and service lines. Our Financial Services grew by 20.5%, Manufacturing over 42%, Retail over 17%, Life Sciences over 26%. In terms of geographies, North America grew at 23%, Europe over 19%. Our large deals were very strong at $2.15 bn and we had a net headcount increase of over 11000 people where we are attracting the leading talents from the market and we remain comfortable with our ability to support our clients in all of their digital transformation work. We are also expanding rapidly our global talent pool and we are going to increase our college hiring number to 45,000 for this financial year.

I am also delighted with our ESG focus - as many of you know we have already been carbon neutral since 2020. Our ambition for 2030 is well articulated and we are building on the momentum that we have created. We are accelerating our goals with launching Infosys Springboard to bring digital skills to millions of students.

With a strong start to the financial year and a good deal of momentum in Q2 and a good pipeline, we are increasing our growth guidance. It was 14% to 16% we are taking it to 16.5% to 17.5% in constant currency terms. Our operating margin guidance remains the same.

In addition, we have a really special moment this quarter. It will be Pravin’s last full quarter before he retires. It has been an incredible journey of 35 years that Pravin has been with Infosys where he has in so many ways shaped the company. His contributions are truly innumerable. We will miss, and I will personally miss the tremendous depth of knowledge that Pravin has of the business and his contagious sense of humor. My best wishes to Pravin. We will announce a new future structure in the coming weeks well before Pravin steps down and then we will communicate it externally. With that, I will pause and over to you Rishi for the questions from everyone here and virtually.

Rishi Basu

Thank you Salil. We will now open the floor for questions. Joining Salil are Mr. Pravin Rao, Chief Operating Officer, Infosys, and Mr. Nilanjan Roy, Chief Financial Officer, Infosys. We open with the first question which is from ET now. Vinnii Motiwala joins us on Video. Vinnii kindly unmute yourself and ask your question.

Vinnii Motiwala

Good evening gentlemen and congratulations on posting good earnings. My question is actually in three parts. The first one is for Salil, could you give us a color on the deal pipeline, and could you cross more than you bagged last year, and with the supply side issues are the new deals coming in at better pricing? My second part of the question is to Pravin, could you give us your sense on whether the high attrition is here to stay for a longer time, or do you see this transitory – basically how long can this pain be there for? And the last one again Salil, if you could give us a sense on what are the headwinds and the tailwinds in the medium term as well?

Salil Parekh

Thanks for your question. I think the pipeline looks strong and robust. Our deal wins have also been excellent for this quarter and for the half of the year and we have had a good momentum building up on what was in this environment a strong digital and cloud capability that our clients are looking at. There are two sets of areas where growth is coming from, one is from the wins that we see in the market, and one is from our existing client base, which is a very strong client base, which is looking to expand what they are doing with Infosys. So, keeping all of that in mind I am quite comfortable, we see a good outlook for this year. We continue to see with our increase in growth guidance a feeling that growth is looking strong going from 14% to 16% to 16.5% to 17.5%. I will come back on the third one. Go ahead, Pravin.

Pravin Rao

On the attrition front, the high attrition is a reflection of the huge demand that we are seeing as well as supply shortage and to some extent, it is also lack of mobility in some of the geographies that we are seeing. The high attrition is expected to continue for next few quarters till the supply situation eases. From our perspective we have been able to meet all our client commitments through aggressive hiring, reskilling as well as increased use of subcontractors.

Salil Parekh

On the pluses and minuses with what we see, we are really seeing a different kind of growth that is coming in today which is from our client-side. As Pravin shared, we are working in extremely focused way on expanding the capacity of our teams, we have increased the graduate hiring to up to 45,000 and we are doing several other actions to make sure that all of the work that our clients are giving us, we are able to work on. So really, we see a lot of that in terms of good demand in the market today.

Rishi Basu

Thank you. The next question is from Mugdha Variyar from CNBC TV18. Mugdha is here with us on ground. Mugdha kindly unmute yourself.

Mugdha Variyar

Thank you firstly for calling us here. It is great to be here, after more than five quarters, and congratulations on a strong quarter again. Salil my question to you is again about the deal environment. The big deal wins seem to have plateaued a little bit, is there some concern there or are you seeing now a mix of deals. If you can just highlight what the mix of deals is looking like. And also, I have to ask you because this is something that we see every day on Twitter and social media about the IT portal. You did put out a statement last month that 3 crores taxpayers have transacted but glitches are still remaining. What is the status update on that, and we had also seen taxpayers complain about glitches on the GST portal after four years of GST being live. So, what is the strategy to tackle these glitches, so that the taxpayers are not impacted, if you can throw some light on that?

Nilanjan, I want to ask you about how much was the boost in the revenues from the Daimler deal firstly and secondly, in your comments, you have said that you will look to continue to invest in your employees to remain a preferred employer of choice and seamlessly fulfill client demands and this is really a big concern right now, the high attrition, the supply shortage, etc. So, if you can elaborate on what you mean by how you look to invest in your employees?

Pravin, of course, attrition is a big challenge. You said it will continue for the next few quarters, how are you looking to tackle that and what will be the pressures then on margins given that subcontractor costs are rising and finally when it comes to hybrid model you had said in the last quarter that you expect to see 20% to 30% employees coming back to office, what is the hybrid policy going to be like and how many employees are you now seeing coming back to office daily?

Salil Parekh

Thanks for those questions and thanks for being here in person. It is good to see everyone here in person. First, on the large deals what we are seeing today is a very good pipeline for large deals for us. The number of deals that we are working on is solid, we feel comfortable with the pipeline and that gives us good traction into the market, of course, last year we also had some mega deals. When we look internally and we normalize for that because those are always difficult to predict and when those things happen, we have some of those in the pipeline. We feel that the deal pipeline looks strong today and that has given us the confidence in addition to what we have done in the past to increase the guidance. Overall, the type of deals that we are doing, the type of trusts that our clients are putting in us and a lot of that which is in this digital transformation areas which relate to cloud we are seeing good traction in that. For example, with Cobalt, we are starting to see a lot of work which is related to private cloud, hybrid cloud. We have strong partnerships with the ‘Infra as a Service’ players in the market and those are giving us good impact and we have very good traction with the SaaS players and those are giving us impact. So we see a nice set of pipelines in terms of what is going on with the overall large deals.

On the income tax project, I will make a couple of points and also on GST. Pravin may add to it when he responds to the other attrition questions. So first we are seeing a steady progress on the income tax system. As of yesterday, we had over 1.9 crore returns that have been filed using the new system. Today the income tax return forms 1 to 7 are all functional, most of the statutory or several other statutory forms are available on the system. Over the past month, the portal has been further bolstered, the system has seen a steady increase in usage over the past few weeks and the taxpayers’ concerns have been progressively addressed. Over 18 crore logins have been observed on the portal and approximately 3.8 crore unique users have successfully completed various transactions. The system has seen somewhere between 2-3 lakh returns being filed each day. There are some other stats which I also wanted to share. For example, from the previous assessment year, 96% of the returns have been processed. For the current assessment year, over 1 crore returns have already been processed which is part of the benefit of this new approach - integrated system with the filing and the processing. To ensure a smooth filing experience for the users, Infosys has continuously engaged with more than 1200 individual taxpayers over the last several months. We have also been working closely with the Chartered Accountant community to ensure that a comprehensive set of user scenarios are supported and thoroughly tested before deployment. We remain committed to making further progress and we are confident of ensuring a seamless experience for all the taxpayers. We take pride in partnering with the Government of India and continue to work closely with various departments to accelerate the digital evolution of the country’s technology capabilities. On the GST as well, we are working very closely with the department, with the agency to make sure all of those areas are addressed. It is actually a system that has been working extremely well for the last several years. There are situations which come up which we look at and address on an ongoing basis. With that let me pass it to Pravin for some of those other points.

Pravin Rao

From an employee attrition perspective, to contain attrition we have undertaken several initiatives. One of course is we have given a couple of compensation increases this year, one was effective January and another one was effective July. In addition, for high performers as well as people with niche skills we also rolled out a skill-based compensation increase recently. We have dramatically increased the number of promotions that we have been doing. We have come up with some elaborate retention plans as well and we are trying to execute on that.

There is a lot of focus on employee engagement, there is a lot of focus on career aspects, we are investing a lot in terms of employee training, reskilling, we have come up with new roles of digital specialists. We are also looking at Bridge program which helps people to move across different roles in the organization. Of course, there is a lot of focus even in terms of ensuring that when people are working remotely as well, we have an inclusive culture where they also get involved in the employee lifecycle process. So, there are multiple things we are doing, trying to contain the attrition as well and we are also at the same time looking at a long-term strategy, we are re-looking at the employee value proposition. It is not only about attrition, but it is also the fact in the new normal the whole employee value proposition has to be relooked at because the new normal will be fundamentally different from what we have seen in the past in the pre-COVID world, so that’s a more a long-term initiative that is something we have started taking a look at. So, these are some of the interventions we have done trying to contain attrition. On the return to work today globally, we have about 97% still working from home. On one hand, in China, we have 91% working in an office, on the other hand in India, US or in UK we have 98.5% working from home, in Continental Europe, it is probably in mid-90%, in South East Asia about 80% or so. Starting July both in the US as well as in India, we opened up in our offices across all the DCs where the employees were allowed to come into the office on a voluntary basis, of course, we follow strict protocols in terms of vaccination, etc. Starting October, we will probably now start looking at things in a much more formal manner. In October, in India, we are requesting all the senior leaders to come to the office at least once a week. We are also requesting them to have several interventions for employees at least once a month so that we have a larger population coming to the office and based on the feedback and outcome we will fine-tune the process and then we will figure out what will happen in the subsequent quarters. At the end of the day, everyone recognizes that this is going to be a huge change management. There is no one size fits all, so we have to keep in mind the client requirement as well as keep in mind the employee preferences as well. So, we are really working on a model which provides flexibility to employees, but also enables us to react with great speed and agility to whatever is happening. So, we are very comfortable with our current thinking on this and so far, we have been able to meet all the client requirements without any further issues.

Nilanjan Roy

You had a question on Daimler. Of course we can’t comment on a particular client. You can see the impact on the manufacturing segment which has grown handsomely, but across all segments, as Salil mentioned we have had very broad-based double-digit growth both on a year-on-year basis and sequentially as well all the segments have grown. I would say Daimler has been more like an icing on the cake and even without Daimler we are seeing strong growth.

Rishi Basu

Thank you Nilanjan. The next question is from CNBC Awaaz. We are joined by Harshada Sawant who is joining us on video.

Harshada Sawant

Good evening gentlemen. Congratulations on a good quarter. Salil, I would like to ask you a question. We have seen good growth in digital over the last three to four quarters, however, I have noticed that as a percentage of your revenue the number has plateaued between the range of 50% to 53%. In terms of new deals in digital, do you feel that those deals are less as compared to what we have seen over the last three to four quarters? Also, if the deals are coming, are they primarily related to cloud, AI, IoT, where do you see more demand? My question to Pravin - geographically we have seen North America and Europe face the second wave because of which there was a struggle in the last quarter, so what are the signs for now on ground and also if you give visibility of the onsite talent returning after travel restrictions start easing?

Salil Parekh

Thank you for the question. Let me try and address the first part. The digital capabilities are really resonating well with clients. We see tremendous growth with 42% growth of digital the percentage of our overall revenue is now 56% so that is constantly increasing from what we had in the last few quarters. That growth of 42%, we do not see that in today’s outlook plateauing. In terms of what we are seeing great traction for, within our digital pentagon, we see tremendous traction for the cloud area because of our cobalt capabilities, which are resonating well with clients. We have now 300 industry templates within Cobalt, about 30,000 different assets. Those are what clients are really gravitating to. We also see good traction on our data and analytics capabilities, there we see a very strong growth. We see good traction for our experience, our digital development, cloud-native work and we see good work again on cyber security and IoT, so all the elements of our digital capabilities are showing good traction today. Cloud of course being the most dominant in the marketplace today.

Pravin Rao

With respect to the geographies, with an increased pace of vaccination, we are seeing the market opening up both in the US and Europe as well, both are major markets for us. In fact, we had over 20% growth YoY on a constant currency basis in the US this quarter and close to 19.6% in Europe. So, from a growth perspective, things are looking good. With the market opening up and with travel easing, we expect a good deal of flexibility going forward as well probably sometime in November, December onwards. But at the same time, we have to also recognize that with exploding demand now the ease about talent availability, so wherever talent is available, clients are open to source the talent from wherever it is available. So, while markets may open up if most of the talents still are in India then we will continue to see a lot more opportunities in India as well, but the fact that the travel is opening up will give us some flexibility to move people around and have the mobility of talent.

Rishi Basu

Thank you. The next question is from Sajeet Manghat from BloombergQuint. Sajeet joins us on video.

Sajeet Manghat

Good evening gentlemen. Salil, I want your thoughts on the demand environment especially in the US and the European markets, and the fact that there is a lot of medium and small deals, which are around in the market, but large deals have largely either slowed down or is taking longer to close and that is visible from the fact that top three players are saying the same thing that medium and small deals are much more in the market today. So, are we are seeing a plateauing of these digital transformation deals happening in the market?

For Nilanjan, if you can give me some more color on the kind of supply side challenges, which you are going to face in the next couple of quarters even though we have increased the guidance and maintained operating margins, but you have increased the hiring from campus, what kind of supply-side challenges you are seeing there?

And for Pravin, if you can give us some idea of how BFSI and Retail are doing. We saw the contributions coming of marginally on a QoQ basis, but do you see some plateauing being there because these were the growth engines in the last three to four quarters and now there is some plateau coming in those segments?

Salil Parekh

So let me start first on the geography and the composition of the deals, large deals, and the medium deals. In North America and in Europe we are seeing very strong demand. As we had shared earlier over 23% growth in North America and over 19% growth in Europe. A good set of demand and good deals. Even if I look in the pipeline, we see good activity. Digital transformation is still very much part of what clients are driving. They are driving that change agenda through their businesses. We are interacting with them. We are working with them to see how that becomes a large part of all of the work that they want to put in place on a multi-year program. The mega-deals as I was sharing earlier will always not be predictable in which quarters they will come. Yes, there is a lot of deal flow, which is what we call medium and large deals. Our large deals values are based on all deals, which are above a threshold of $50 mn and hence we have various ways internally of looking at these things. But overall, my sense is the pipeline is strong. We see good growth and the way that clients are looking at it in each industry, the incumbents are going faster to transform themselves. The native cloud, the native digital players are scaling up massively. So, this is a good time in that sense for the demand and the real testament is we have increased our guidance for the full year with what we see in the pipeline and with what we have developed so far.

Nilanjan Roy

On the supply side like Salil mentioned, this is an exceptional demand scenario and frankly, nobody was prepared. Fresher, which is the main source of talent for this industry, really that had not filled into the pipeline and therefore you have been seeing the sequential increase even by us and the industry in terms of taking more and more freshers. At the end of the day, India generates a million freshers, engineering graduates each year who can come into this industry and really fuel the volume growth. Attrition is fundamentally rotational right, my attrition is somebody else’s lateral and somebody else’s attrition is my lateral. So, at the end of the day, I think once the freshers feed into the system they get reskilled and upskilled you will see the supply side easing off, but as I say I rather work in an industry where demand is chasing supply rather supply chasing demand, so I think, in a way, it’s a problem, but a better problem to have in the other way around. And, I think increasing our freshers to 45,000 this year is going to fuel some of that supply side to make sure we remain committed to our existing deliveries of our clients which are number one and number two, new volume growth which we can also sustain.

Sajeet Manghat

Is it a stabilization part of it? Do you expect two to three-quarters of stabilization requirement for this particular challenge?

Nilanjan Roy

I think, like even Pravin has said, I think within two quarters we will have a lot of freshers coming in and you will see some of this attrition and also the retention measures lot of us are doing whether it is promotion, whether it is terms of compensation, whether it is targeted retention, I think all that will come into play.

Pravin Rao

In terms of BFSI, we have had extremely good growth industry-leading growth of over 20% on a YoY constant currency basis, and probably several quarters in a row we have had this kind of growth in this segment. I am also happy to share that we were ranked #1 by HfS in their Banking and Financial Services —service providers ranking. We are seeing a lot of traction and great momentum across geographies both in Europe as well as North America. Our clients are investing in customer experience using advanced analytics and AI. We are also seeing a lot of focus on remote customer management like virtual banking, remote advisories, and so on. Of course, we are also seeing a lot of cloud-based transformation deals.

Our focus on building capabilities and platforms in some of the sub-verticals like regional banks, asset management, wealth management services, mortgages, etc, is paying a huge dividends and we are able to win lot more deals and gain market share. Today we are well-positioned as an end-to-end transformation player given our depth in domain, depth in IT, depth in ops as well as digital transformational capabilities. And we expect this momentum to continue.

In Retail as well we are seeing good double-digit growth this quarter. We have also seen decent sequential growth. With economies opening up we are seeing a lot of pent-up demand. Retailers have started aggressively investing in building new digital capabilities in marketing, in commerce, and in supply chain. We are seeing a lot of traction around the digital consumer. We are seeing a lot of traction around promotions, around personalization and so on. Our recent new launch of Equinox platform is also an added advantage for us in this space. We are seeing good traction both in existing clients as well as new clients. We expect steady growth in this segment in the coming quarters as well.

Rishi Basu

Thank you. The next question is from Kushal Gupta from Zee Business who joins us on video.

Kushal Gupta

Good evening gentlemen. I have two questions, Firstly, I am surprised with the business segments growth , specially Manufacturing sector with constant currency growth of about 42.5%, and if you speak about percentage share, we see levels of 10.9%, so by end of FY2022, can we expect Manufacturing to have the highest share after financial services, given the kind of growth we are seeing in constant currency terms? And my second question is particularly on the strategy of the company, as we are hiring freshers, so will our focus be on a smaller set of deals which would be of smaller value or will our focus be on the larger deals itself? Thank you.

Salil Parekh

Thank you! Let me start by answering the first one, Manufacturing is an extremely strong area for us, and we have seen very good growth which shows again good client traction for us. The step back, within the company we have a broad well-diversified focus on different industries. Of course, Financial Services is the largest for us. Consumer products and Retail is a very strong industry for us as well, as Pravin was sharing some of the statistics on that and Manufacturing has always been a strength, but we are now seeing further expansion with what we have been able to do over the last few years, so yes, those will be very important. But there are areas which are very strong for us – Utilities, Telecommunication, HiTech, Life Sciences – those will continue to play a big role, because we do have a well-diversified set of industries where we work exclusively with a lot of clients, large enterprises in those areas.

Kushal Gupta

My second question is, as the company is planning to hire 45,000 freshers, so strategy-wise going forward, are we focusing on small deals so that we have the quantity of deals or focusing on the large deals?

Salil Parekh

The approach we have put in place, as we have shared is a combination of things. We have a tremendous focus on large deals which are deals above $50 mn for us and we have had a good track record over the last 3 or 4 years of the way those deals have come about. And that continues, we have a good pipeline of those deals. But that does not mean that we do not work where there are smaller deals and that is also a very significant part. As you see the number of accounts, client relationships that we have which are for example over a $100 mn, over a $50 mn those keep expanding very well because we spend time to work with each of our clients to expand in all sizes of opportunities there. So that approach is not going to change. The idea of bringing in more people into the company with college hiring, is simply as Pravin and Nilanjan are sharing, is to expand the amount of people we have to serve all our clients, so both on large deals and on other deals within our client base, we will continue with that approach.

Rishi Basu

Thank you. The next question is from Chandra Ranganathan from Moneycontrol. Chandra is here with us. Chandra, kindly unmute.

Chandra Ranganathan

Hi, great to be back at the Infosys campus in Electronic City, Salil, I want to start by asking you in terms of the total deal wins. Initially post-pandemic the argument was cost optimization. Are you seeing the cycles getting longer, are there more discretionary projects now with companies emerging out of the pandemic, and if you can also give us the break-up between the net new deals and the renewals, out of the total TCV that you have won. Nilanjan, you have managed to kind of hold on to margins despite wage increases, despite attrition spiking. Was it also because your sales and marketing cost was a little flattish; do you expect this to change because you haven’t really changed your margin guidance, so how are you going to balance those levers? Pravin, you are sort of the veteran in the company, you have seen all the ups and downs, so tell us about your last day and what is the future structure going to look at, will you have a multiple COO structure are you guys planning to do away with it altogether and what are you going to do post-Infosys? Thank you.

Salil Parekh

Let me start off with a little bit of what we are doing in terms of what we are seeing with clients today. We are definitely seeing that activity with clients is giving us good traction. We think all of the work that is going on whether it is related to the cloud, whether it is related to digital, is still giving us good growth, good momentum in that area. Our focus will remain very much on making sure that we work both with existing large clients and also with new deals that are coming in. We do not see in that sense a distinction in any of those areas. Let me come back later and address some of the points that you have asked Pravin but let me pass it on to Nilanjan first.

Nilanjan Roy

From a margin perspective, as you know, we have dropped about 10 basis points quarter to quarter. Broad breakdown of this is - comp. hikes was about 110 basis points, about 50 basis points was the headwinds on subcon, because to meet the existing demand we had to actually go up and ramp up on subcons so actually there was a headwind of 1.6%. We have offset about 80 basis points of this from cost optimization and operating parameters like utilization. Another 50-basis point is the impact of SG&A which is the operating leverage and that is very core to our strategy as well and about 30 basis points remaining is coming from currency. So, it is not simply about SG&A. It is making sure that we are working on an aggressive cost optimization program as well to negate some of these headwinds and from the margin guidance that 22% to 24% we are comfortable with that and we do not see any reason to change it.

Salil Parekh

Pravin will certainly answer the points about what he is doing afterward. I will just take a couple of seconds to talk about what we are doing within the company. As I shared earlier, we have already put together what we are looking to do in terms of our structure. We will announce it internally in the coming weeks and then we will obviously communicate that outside. So very soon you will get to see what that is. We have a very strong set of leaders within the company so I am extremely confident that we will have a structure that will work for our clients and for our business.

Chandra Ranganathan

Salil, sorry just one follow-up. Considering Pravin has sort of been leading the delivery management based in Bengaluru and you are based in Bombay, so do you see some difficulty there because it is the first big top-level change that we will see after you came in, so any difficulties that you anticipate there, just want to understand.

Salil Parekh

No from our side, Pravin has built an incredible team over the years, and this will be an evolution. So, I am looking forward to having many of the new leaders step up and focus on the areas that Pravin was focused on. Of course, the company and I personally will miss Pravin tremendously.

Pravin Rao

I just wanted to add what Salil said. For all the functions I was handling, I had a strong set of leaders running those functions, so I really don’t anticipate any challenges in transition or any miss there. I am very confident about the transition and succession of the role. My last day is December 11, so I will still be around till then and at present there are no concrete plans of what I will do beyond.

Chandra Ranganathan

Pravin just one clarification - you have said you have handed out promotions in large numbers. Can you give a sense of previous years how much would it be, this year how much is it because of the unprecedented war for tech talent?

Pravin Rao

We normally do not give out those exact numbers, but it is significantly higher than what we have done in the past. I can just state that.

I also want to take a moment to thank all my media friends for their best wishes and support to Infosys over the years. I have enjoyed all my interactions and once again thank you very much.

Rishi Basu

Thank you. The next question is from Saritha Rai from Bloomberg. Saritha is here with us. Saritha, kindly unmute yourself.

Saritha Rai

Hello gentlemen. Sir, my question is about attrition, you are now competing against startups that are offering such sweeteners as BMW bikes, ten-day shutdowns, three-day work week. I wanted to ask you, what new creative measures is Infosys taking. You are a forty-year-old company, and you are now competing with two- or three-year-old startups so obviously this calls for some innovative thinking, that was my first question. My second question is about the whole travel is going to come back, the return to office, all of the costs involved, how is that going to affect your margins or how are you going to control cost and will that sort of revive the H1B visa issue that is been under control or has sort of receded into the background in the last few quarters and my last question is this is the kind of a time when a lot of shopping is going on in various sectors and I wondered whether Infosys is looking at any kind of acquisition big or small? Thank you.

Salil Parekh

Let me start off again. Thank you for being here in person. What we have in terms of the connects with our employees is incredible. We are a company as you mentioned a 40-year-old company, we have tremendous longevity and the strengths that come from that and very exciting projects that we work on because we are working on this digital transformation, cloud, data, analytics projects for large global enterprises and that is still very exciting. The statistics that we shared earlier – 45,000 college hires and for each of those we are probably going to look at 10-15 people for each person that joins us, and it is still a hugely competitive environment for someone to join Infosys, so we are very positive and confident. Of course, there are many people, and the startup ecosystem is fantastic everywhere around India, especially here in Bengaluru as well and there is all good success to have startup ecosystem. Of course, in startups there are different pros and cons. For a company like ours, we have tremendous training, a good long career, and exciting projects that our employees work with, in addition to all the benefits and a phenomenal campus environment that we have. So, we are very comfortable and confident that we can attract the talent and that we can develop and grow it over long periods of time.

I will address the third one that you mentioned, we are absolutely looking for acquisition opportunities on an ongoing basis, we have done several in the past two or three years that you are aware of on cloud, SaaS companies, on areas which are related to a customer relationship management, on areas that are related to technology, digital experience, digital design studios, so those are the things we are continuing to look for and look at. At this stage, there are also things which are active in the pipeline, but those things as we have discussed in the past happen when all the elements come together, the culture, the value, and what we can do on scaling it and as and when they do, we will continue with their parts to the acquisition.

Nilanjan Roy

I think the point you are making here is that yes, we will see some costs coming back like travel, for instance, some of the work from the office once some of the work resumes. But having said that, even during all this period we have seen a very active cost management program, cost take out, optimization program and whether this is the onsite-offshore, automation is a big part of this as well, bot factory, the pyramid. So, I think a number of initiatives we continue to take. Hiring graduates overseas for instance from the US as well and I think our college graduate program outside India now is at about 3000 to 3500 fresh graduates which earlier we would not have had as many. So, I think we have a lot of continuous work happening on this and we are quite confident in our margin guidance.

Rishi Basu

Thank you. The next question is from BD Narayankar from UNI who joins us on audio. Kindly unmute yourself.

BD Narayankar

Firstly, I would like to congratulate the Infosys team for beating the street estimates. I have only one question and that is what is the one big reason why Infosys has done better than TCS?

Salil Parekh

Let me try and address that and maybe Pravin, Nilanjan might have other things to add. I think our focus is absolutely on our clients today. We are very much building and have built a set of capabilities which are focused on digital and cloud and those are things that our clients are looking at. That is the main reason why we see a tremendous market share gain that you point out. We have seen this over the last several quarters, we are consistently making sure that we enhance our capabilities, so look at Cobalt today. Pravin mentioned Equinox. Equinox is the capability which is designed for a completely new world of e-commerce, and we have the leading capability in that sense, a platform which we can deploy and have deployed at many different client situations. So, things like Cobalt, Equinox, the reskilling that we have done with all our people. When clients work with us, they see that those capabilities are relevant and that is the reason why we are seeing all this traction. Of course, there is also a focus that we are put into all of our teams whether it is on the delivery side or the sales side, all of our BEF functions, which is working in a joined-up way in ‘One Infosys’ way to make sure that all of this is put together without looking internally, only looking externally. Those are the reasons working in this ‘One Infosys’ way, building the new capabilities that is helping us and the real resonance that you point out is what we see in terms of our growth and how the overall operating environment is working. We are really delighted to see the clients are looking to us more and more as a trusted partner.

Rishi Basu

Thank you. The next question is from Romita Majumdar from The Economic Times. Romita joins us on audio.

Romita Majumdar

Congratulations gentlemen on a very good set of numbers. My first query is with respect to the Retail business since you mentioned that there has been very good growth there and there is a lot of aggressive investment happening in this space, I would like to understand where the new deals are coming in Retail from, what kind of segments, what kind of client demand do you see, is it B2C, is it B2B, also what is the duration and value of such projects that you see on the Retail side. And I have another query with respect to the supply side issues, I want to understand because there is this attrition issue that we are talking about, what employee categories in terms of experience or roles do you see which are reporting maximum attrition and do you think that going slow on, onboarding talent when the pandemic hit, or letting go of people before the pandemic impacted your ability to deal with the kind of massive demand that you are seeing right now?

Pravin Rao

On the Retail front, as I said earlier most of the increased demand we are seeing is in the areas of new commerce, new ways of doing digital marketing, in the supply chain areas, and so on. So, there is a lot of focus on hyper-personalization, and this is across geographies, and this is also across different kinds of deals, and we are seeing this traction both with existing customers as well as with new prospects. In fact, out of 22 large deals that we won, three of the large deals were in the retail space. So, from that perspective I think it has been pretty broad-based and as I said earlier, we expect this traction to continue for several quarters given that the economy is picking up and there is a lot of pent-up demand. Again, from a space perspective it is, I mean, we predominantly work with B2B companies most of the things we are talking about is B2B perspective. But obviously, for our clients, the demand is coming from end consumers and so the moment there is an increase in demand then that translates into increased opportunities for us as well. So that is what we are seeing in the retail space.

On the supply side typically the attrition, irrespective of current situation or historically in the industry the attrition is normally high between three to five years or three to six years, I mean that is where people are still not emotionally connected with the organization and the attrition tends to be high. Even now in the current situation while the average for us this quarter we had about 20.1% average on LTM basis, the attrition at three to six years was probably higher than what we have seen at company level, and that is normal and typical to what we have seen.

Romita Majumdar

In terms of going slow on onboarding talent last year before the pandemic, during the pandemic, do you think that impacted your ability to address the demand that you see right now?

Pravin Rao

No, from an Infosys perspective we continued to recruit, we continued to onboard people but to some extent yes. I think many companies stopped recurring and suddenly when there was demand then the attrition picked up and there was a lot of cross-movement of people, but having said that the kind of demand we are seeing is probably unusually high and in fact, the last we have seen this kind of demand goes back to about 2010 or something like that, and several reports talk about the tech intensity increasing from 3% to 5% but historically total spend would be 3% of revenues and now it is increasing to 5% and this is going to be a multiyear demand. So, in that sense, I think the demand is significantly higher than what we have historically seen in these past few years. To some extent, in the short-term lack of hiring during pandemic may have caused this attrition but the supply challenges will persist till new freshers get deployed, a lot of reskilling will happen and as Nilanjan said and as I also talked about earlier the next few quarters, we expect the supply situation to ease, and the attrition comes back to normal levels.

Rishi Basu

Thank you. The next question is from Malvika Maloo from EnterpriseStory. Malvika is joining us on audio.

Malvika Maloo

Good evening gentlemen. My first question is on hiring. Could you give us some idea about the lateral hiring that you are doing and what kind of particular areas you are looking at in lateral hiring because you say you are seeing a lot of demand for Cloud, AI, so if you could shed some light on that? Secondly, if you could tell us more about how you are planning to deal with acquisitions, what areas, what companies you are looking at and how have the acquisitions in the past helped you deal with the demand that you are seeing right now?

Pravin Rao

In terms of talent, on the lateral hiring we are really looking at hiring people with digital skill but many times there is a shortage of digital skill, so we also look at adjacent areas and then re-skill them internally on digital skills. So that has been our approach. Our approach is also about reskilling of existing people as well so on an average in the last few quarters nearly 80% of our incremental demand on digital has been met with internal reskilling and that is something we will continue to focus on. We do not give specific numbers on number of hiring from a lateral perspective and but from a freshers perspective so far, we have hired about 25,000 people globally from campuses and we have increased the target to 45,000 through the year. Earlier we had talked about hiring about 35,000 campus graduates this year, now we have increased it to 45,000.

Salil Parekh

On the acquisitions, as you might have seen over the past few years, we have done acquisitions which are focused on the SaaS areas, with different partner capabilities we have tried to accelerate. We have done acquisitions which are focused on the public cloud area, we have done acquisitions which are focused on engineering services and on experience and digital design type of capabilities. All those areas are growing extremely well in the market. So, what we have learned is one with the careful work that the team has done to make sure operationally integrates well and then drive incremental impact to the client and to Infosys, those acquisitions are working quite well today, and they are part of what is helping us to further expand our capabilities in the digital and cloud area.

Rishi Basu

Thank you. The next question is from Shilpa Phadnis from the Times of India. Shilpa joins us on video.

Shilpa Phadnis

Good evening gentlemen. Attrition has gone up substantially to 20% how are you baking in the potential price increases in your client base, either through upfront cost or altering the pricing constructs towards outcome-based pricing. If you can tell us about the cost optimization levers to normalize the pyramid, because subcon expenses have gone up, so is backfilling expenses. Also, would you see yourself with the current threshold from an offshoring standpoint? Salil this question is to you, you’ve landed the firm in an acceleration phase, people are talking about how the tech intensity has gone up substantially, would you take a strategic refresh at this point in time, would your new strategy capture the new growth momentum. Pravin Rao Sir, many congratulations on a stellar career over three-plus decades with Infosys. Would we envisage a COO role which is location agnostic and individual agnostic, how will the structure look like?

Salil Parekh

Let me start with the point which is around what we are seeing with the acceleration and the demand, Shilpa. Yes, we have been fortunate to see a tremendous acceleration with 19% growth this quarter and an increase in guidance. Our focus which is really on digital capabilities, remains steady. As and when we are ready with the next phase of what we want to develop and think we will obviously communicate that. For now, we are seeing a lot of activity which is going on with the areas we have talked about today, the cloud areas, the cyber security areas, Artificial Intelligence, IoT and our building up of capability in that space has really helped us.

Shilpa Phadnis

So, I just wanted to understand how are you baking the potential price increases in your contracts especially either to upfront investments or its outcome-based pricing because all the other levers look healthy and also if you can talk about the cost optimization levers how do you plan to normalize the pyramid, with the subcon expenses and backfilling expenses also going up. Would you also see yourself at the current threshold from an offshoring standpoint?

Nilanjan Roy

Yes, so I think on a pricing perspective I think it is easier said than done to say that you can just walk up to our client and ask for a price increase. So that is not the way the world works. But I think what we are trying to work with many of sales folks is to focus on the value which we bring to our clients. Really the core of proposition we bring in our organization, speed to market, redundancy, customer service, net promoter score these are real tangible dollars which we can show our clients and that is the way we are leading the conversation. The net idea is that we cannot leave any cents and dollars on the table, and we of course have to be competitive but absolutely this is the right time to make sure that we really buckle down on this and continue to focus on looking at digital talent and saying that if clients are looking at that kind of talent they should consult paying for that price. But like I said this is going to be a long haul, this is not a short-term one-quarter exercise where you can flip it around. On cost optimization, I think we continue to show across the years around the levers that like I mentioned in terms of the pyramid onsite-offshore, setting up the hubs in the US that enabled us really uniquely as one of the companies to set up an onsite pyramid historically the pyramid was only looked at offshore whereas onsite used to be very steep. Now with our hubs we actually can broad-based the pyramid there, take in these college freshers, and really impact the cost structure of our onsite businesses as well. So, in that sense, we are quite confident on that. If you look at the onsite offshore mix whether there is threshold, the long run secular trend like I said there is no other country in the world which has a million engineering graduates coming out English speaking every year. At the end of the day, this global intensity of demand, it will have to come to India and in that sense we are best placed to take care of that. Secularly, I think there can be some one-offs in quarters, but in the long run, you should see this onsite-offshore continue to improve.

Pravin Rao

Shilpa, I just wanted to thank you for the kind words and for the wishes. I have always enjoyed all interactions with you. In terms of your specific question, I will pass it on to Salil.

Salil Parekh

I think what you mentioned was something about location independence or individual independence. I think those are more let us say theoretical constructs. We have had a very well organized, really practical approach to how we have run the business in terms of our organizational structure, and what we are now planning to do is to move to the new structure which we will share internally first, and then we will communicate it outside. We have an extremely strong set of leaders within Infosys, so I am looking forward to many of them stepping up in the years to come and of course, we will miss Pravin and his insights and real knowledge of the business, not just of the company, but on the business overall in the market as well.

Rishi Basu

Thank you. The next question is from Shivani Shinde from Business Standard. Shivaji joins us on audio.

Shivani Shinde

Good evening gentlemen. Congratulations on a strong set of numbers. Just a few follow on questions. Salil, on TCVs it does look slightly softer if I have to compare it sequentially on YoY and this is just not you, I think Accenture said the same almost when it came to outsourcing, TCS also showed the same thing. Can you give us some color on what is happening in the deal segment? Are large deals becoming smaller because as the market opens up, are clients recalibrating what they are looking at? Because if people are coming back to offices and things may be coming back to normal, so if you could just give some more color on the TCVs of the kind of deals that you see over the next two quarters?

Pravin Sir, for you, from 35,000 to 45,000, these are coming from campuses, how do you intend to make sure will they be joining over the next two quarters, or do you think this will be sufficient also for the kind of demand you are seeing, or we will see some more numbers coming over the next two quarters.

Nilanjan, one final word for you, you have said that you managed this quarter really well assuming you are going ahead as travel starts, are there enough levers in your hands to maintain this kind of margin momentum?

Salil Parekh

Thanks, Shivani. I think on the large deals the first point from our perspective is the pipeline is in very good shape. Our number at $2.15 bn we feel is extremely strong as Pravin mentioned 22 deals, it is a very large number of deals in terms of the actual number of deals. And, as we look back to last year or last quarter that we are continuing to see progression as we see the number of deals in addition to the value of the deals. What we did have within a mix in the year-ago quarter as Nilanjan mentioned earlier was one of our mega deals. Those sorts of deals as I was sharing, are not predictable in each quarter, so we look much more at the overall pipeline and the intensity that we are seeing in the market. There is a real interest in digital transformation, there is a real interest in working with us because we built these capabilities. We have seen good momentum in the last few quarters and the real test for us is we have increased our guidance for the full year that gives us a way to demonstrate that we are confident that the growth is looking good in the coming quarters as well.

Pravin Roy

In terms of number of employees, I think at this stage, we feel based on our own assessment of business demand at 45,000 would be adequate, but we are a very agile system, we keep on forecasting on a weekly basis. If we feel the need to change it, we will be more than happy to do that. If you recall our last quarter, we talked about overall 35,000 hiring and in the span of three months, we have increased this to 45,000. So, we will continue to monitor this situation and if there is a need, we will be more than happy and we will not hesitate to add more people if required.

Rishi Basu

Thank you. The next question is from Sankalp Phartiyal from Reuters. Sankalp has sent us his question on message. I will read it out for him. The question is for Pravin and Salil. Can you tell us if hiring is becoming difficult in the current demand environment? Has good talent become more expensive both among freshers and in lateral hiring and how does that affect margins?

Pravin Rao

Obviously, we have a very large talent base in India and today the ability to recruit in a remote manner also gives us that scalability and we have also been using InfyTQ and other online assessments and other things to get the right quality of people. So, from our perspective, I think we are able to get the kind of quality we need and there is an extensive focus on training as well because we have probably one of the most sought-after training. In Infosys, we train people over four to five months and we are probably the best finishing school in the industry. So, we are not too much worried about the quality of talent and we are able to manage.

Rishi Basu

Thank you. The next question is from Sai Ishwar from the Informist. Sai joins us on audio.

Sai Ishwar

Good evening. My first question is for Salil. Do you see any fundamental change in the way pricing is built up because right now do you see the element of gain sharing that is where the service provider is taking more gains instead of fixed pricing because in digital deals you are adding more value. And also in terms of cost-cutting you are actually reducing cost for the clients? So do you see a fundamental change in the pricing and where is the gain sharing element is becoming more and more prominent?

My next question is to Pravin Sir, firstly, all the best for your future endeavor, Sir. While talking about the third quarter, has now October November and December quarter historically said to be a weak quarter but this outsourcing, I mean onshoring becoming less and less relevant and also with work from home becoming more prominent can we say that this October, November December quarter becoming seasonally weak, is now a thing of the past? or how do you see the initial traction in this quarter?

Salil Parekh

Let me start with the view on gain sharing and different elements of pricing. Today in the market, we do not see that much difference let us say from the last few quarters in that specific area, there is always discussions with clients. A small percentage of clients which relate to gain sharing whether it is on value in the transformation or on cost in terms of reduction, but it is not a large percentage of our clients and usually these sort of things are range-bound because there is some possibility of upsides that is usually capped if we ever enter those sorts of things. But there has been no big change that we have seen suddenly it has increased the gain sharing or it has gone away, a small percentage we always have that discussion with.

Pravin Rao

In terms of Q3, in some sense you are absolutely right, it is probably not right to compare with what we have historically seen because of the pent-up demand and ramp-ups that are happening maybe this Q3 may be different from the previous historical Q3 that we have seen in the past. Having said that, there is this element of furlough, we have to wait and watch because in the past as well as that has less to do with demand and more to do with the holiday season. We do not have a view on that at this stage, there may be that element of it, but in general, I think you are right, maybe at least this year it will probably be fundamentally different from what we have seen in the past.

Rishi Basu

Thank you. The next question is from Bismah Malik from Business Today. Bishma joins us on audio.

Bismah Malik

Good evening gentlemen. Congratulations on a very good quarter. I wanted to ask Mr. Parekh on the large deal signings, it has been fairly a good quarter at over $2 bn value for the large deal signings, but from here wanted to understand whether the momentum for these kinds of deals is going to continue especially with markets opening up and digitization spends as per analysts may go down especially in the remote work set. The next few questions are on the hiring front whether the cost of talent acquisition has really gone up considering the kind of environment we are in right now and this has impacted your margins so far? Also, if you could give any indicative figures on what will be the percentage of lateral hires for the rest of the financial year? Again, one more important question on the return-to-work front, that some employees had reached out to us from the other organizations saying that they have been asked to report to their office locations from their hometowns, they have been asked to migrate back. So, what kind of targets has Infosys set, on return to work say by this year-end? And also, about your hiring plans in the global markets like Canada of course you have set up a digitization development center and another such market like the US. So, what are your plans there in the global markets on the hiring front? That would be it.

Salil Parekh

Thanks for the questions. Let me start on the large deals. The question you asked about what is the type of evolution of that. My own sense, which I have shared before is we see our pipeline of large deals very strong. We see the digital transformation work is still something that clients are looking at. We did, in this quarter sign 22 large deals, which is deals above $50 mn and we see that clients are looking at us because we are well-positioned in these areas and capabilities to help them with their digital transformation. Yes there is changes in the environment with the initial focus on work from home and so on globally, but there is still a tremendous amount of work that needs to be done for large enterprises as they become much more online and digital not just with their employees, but their own customers, the way they are connecting with their suppliers, the way they want to scale their business and there is also a tremendous amount of work on the cloud that many of these companies are driving through. So, at this stage, we see a good pipeline for that and good traction for the large deals.

Pravin Rao

On the return to work front, basically from our perspective, we are giving flexibility to people. Today more than 50% of the people are in Tier 2 and Tier 3 cities where we do not have any development centers and we are asking them to return to work. Obviously, we are giving them the flexibility to go to any nearest DCs where they are required to work, but as I said earlier at this stage it is purely voluntary. We are not really forcing anyone to come back to work. The situation will evolve, and one size does not fit all, there is a dependency on the nature of project, there is a dependency on client requirements, sometimes there is a regulatory requirement as well, so all these factors really come into play in terms of location where we are expecting people to work. So, from our perspective, the only thing that is clear is that future will be hybrid where there will be a lot of flexibility for people, but what percentage, who will have to be in office, what lifecycle stage of the project everything will depend on the nature of the project, client requirements and so on and this space is fast evolving. So, we have a very good framework. Our ability to react fast is pretty good. We are confident about it and the framework is very flexible. So, we are well prepared for whatever the eventuality is but the situation is still unfolding.

Rishi Basu

The last question this evening is from Arun Kalyanasundaram from TV9 who joins us on audio.

Arun Kalyanasundaram

Good evening, Sir. Just got three questions. Could we get some idea about what is happening as far as that particular project was concerned, the IT portal project, by when do you expect it to be formally completed? The second question is whether any payment has been received on that particular contract and there has been some speculations doing the round suggesting that there could be some kind of a penalty clause being imposed, so could you throw some light on that? And the last one is relating to these large deals. Recently, we did come across the situation where the market regulator, he clamped down because of certain unsavory incidents which took place where information relating to large client deals was shared with perhaps rivals, and that lead to a situation where it gave an indication that perhaps things were a little bit porous. So, what have you done in terms of stepping up the vigil and ensuring that matters in terms of pricing and how you put through your bids, etc., that does not go out and it is not shared, and people do not stand to make money out of that and bring some kind of a bad image or name for the institution? Thanks.

Pravin Rao

On the income tax project, as we have said earlier, we have seen significant progress. All the income tax return forms are already available. Majority of the critical forms are also available. We are continuously working on improving the user experience by working with the stakeholders. There are still some pending functionalities which are available in the earlier portals that we are working on to expeditiously deliver. There is also some new functionality which was not available in the earlier portal that will take after we have completed whatever is available on the current portal. So, this continues to be a top priority for us, and we will ensure that we are able to deliver and meet the expectations in a short period of time. In terms of payment or penalties, we typically do not comment on these matters on any specific client, so we would not like to comment on this.

Nilanjan Roy

Like I said, this was a matter against a former employee named by SEBI and the company is not party to the matter and we have a very strong code of conduct relating to all this and the investigation is in progress, as required.

Rishi Basu

Thank you. With that, we come to an end of this Q&A. We thank our friends from media for being part of this press conference. Thank you, Salil, Pravin, and Nilanjan for being here today.

Before we conclude, please note that the archived webcast of this press conference will be available on the Infosys website and on our YouTube channel later today. We request our on-ground friends from media to join us for some high tea outside. Thank you once again, have a lovely evening.